Exhibit 99.6

PRESS RELEASE

Grandpuits Zero-Crude Platform:

TotalEnergies and Paprec Develop the First French Value
Chain for Advanced Recycling of Plastic Film

Paris, March 15, 2023 – TotalEnergies and Paprec, leader in plastic recycling in France, have signed a long-term commercial agreement to develop a French value chain for advanced recycling of plastic film wastes. The agreement will secure the supply of TotalEnergies' future advanced plastic recycling plant in Grandpuits.

Following the terms of this agreement, Citeo, the main organization in charge of end-of-life household packaging in France, will provide a stream of flexible plastic waste sorted from post-consumer packaging. This stream will be delivered to the Paprec Plastiques 80 plant in Amiens (France), where a first-of-its-kind sorting and preparation line will be built. TotalEnergies will use this French-origin waste in its advanced recycling plant at the Grandpuits zero-crude platform and will produce recycled plastics which have the same properties as food-grade virgin plastics.

The advanced recycling plant, built by TotalEnergies (60%) and Plastic Energy (40%), will be able to process 15,000 tons of waste per year and is scheduled to be operational in 2024.

"This long-term agreement is a major milestone for our advanced recycling plant at Grandpuits, as it guarantees a supply of waste of French-origin," said Valérie Goff, Senior Vice President Renewable Fuels & Chemicals at TotalEnergies. "It is a tangible example of TotalEnergies' commitment to developing a circular economy for plastics and fully contributes to our ambition of producing 30% circular polymers by 2030."

"Our job is to provide our customers and partners with circular packaging that makes it possible to return material to its original use and achieve carbon savings. We are taking an aggressive, innovative approach to monolayer resins such as PET, HDPE and PVC. This innovation with TotalEnergies supplements mechanical, or ‘low carbon’ recycling, which cannot offer the same circularity for plastic that’s not as eco-designed or that’s too soiled. Supporting and developing French industrial excellence is one of our missions," said Sébastien Petithuguenin, Chairman and CEO of Paprec Plastiques.

Key Dates in Grandpuits' Conversion:

•	September 2020: Announcement of the refinery's conversion into a zero-crude platform.
•	February 2021: End of refining operations at the site.
•	July-December 2022: Gargenville and Grandpuits solar power plants commissioned, the largest in the Ile-de-France region.
•	September 2022: Partnership signed with Saria, lifting the site's sustainable aviation fuel production capacity from 170,000 to 210,000 tons per year.
•	November 2022: Innovation by TotalEnergies and Air Liquide to produce and use renewable, low carbon hydrogen in the future biorefinery to make sustainable aviation fuel.
•	March 2023: Agreement with Paprec to develop the first French value chain for advanced recycling of plastic film waste.

About TotalEnergies in Grandpuits

Commissioned in 1966, Total's Grandpuits-Bailly-Carrois refinery was for a long time the only refinery in the Paris region. In September 2020, TotalEnergies launched a project to convert the site, in line with its strategy to become carbon neutral by 2050. This zero-crude project, with a total investment of more than 500 million euros, is based on the development of several future-oriented activities in the field of biomass, renewable energies, and the circular economy: chemical recycling of plastic waste, production of biosourced and biodegradable bioplastics, production of biofuels for the aviation sector, construction of a solar farm and electricity storage by batteries. The start-up of these new units will begin in 2022, and they should all be operational by 2025.

About TotalEnergies and Polymers

TotalEnergies develops, produces and commercializes polymers — polyethylene, polypropylene, polystyrene, their recycled equivalents and biopolymers — that can be incorporated in the plastics manufacturing process. Lighter than many alternative materials, they help reduce the carbon footprint of end-use applications through enhanced energy efficiency. TotalEnergies’ polymers experts in Europe, Asia and the United States of America are working alongside all the professionals in the value chain, including plastic manufacturers, research centers, waste collection and sorting companies, and their customers to accelerate in the circular economy. The Company is developing different plastic recycling processes and using renewable raw materials, with the ambition to commercialize 30% circular polymers by 2030.

About Paprec

The group was founded by the Petithuguenin’s family in 1994 and has been managed by the family since its creation. Paprec is the French leader in recycling and one of the main european actors of waste treatment and energy from waste recovery. The group has grown from 45 employees to 13,000, spread over more than 300 sites in din countries. In 2022, the group managed 16 million tonnes of waste and sales went over 2.5 billion euros.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

Contacts TotalEnergies

Relations Médias : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

Contacts Paprec

Agathe Remoué 06 27 47 60 69 agathe.remoue@paprec.com

@TotalEnergies TotalEnergies TotalEnergies TotalEnergies @Paprec Paprec Paprec Paprec

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).